Exhibit (b)(4)(b)(4)

AMENDMENT OF ANNUITY CONTRACT

FOR USE AS A CHARITABLE REMAINDER UNITRUST

As of the Date of Issue, this Amendment is made a part of this annuity Contract (the “Contract”) issued by The Northwestern Mutual Life Insurance Company (the “Company”). The Contract is amended as follows:

The second and third paragraphs in Section 5.1 MATURITY BENEFIT are replaced in their entirety by the following:

The amount of the monthly income paid as the maturity benefit will be paid to the Owner and will depend on the payment plan chosen (see Section 11) and the maturity value. The maturity value of this contract will be the Accumulation Value of the Contract on the effective date of the maturity benefit. The maturity benefit will be effective on the Maturity Date. However, if the New York Stock Exchange is closed on the Maturity Date, the effective date will be the Valuation Date next preceding the Maturity Date.

If no payment plan is chosen at the time a monthly income becomes payable, payments will be made to the Owner under the variable payment form of the life Income Plan (Option C), with installments certain for ten years, as described in Section 11.1.

Secretary THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY